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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SUREBEAM CORPORATION
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
86866R102
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	86866R102	04-2693383

1	NAMES OF REPORTING PERSONS: EagleRock Capital Management, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		6,684,334

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,684,334

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,684,334

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

**SEE ITEM 4(b).

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CUSIP No.	86866R102

1	NAMES OF REPORTING PERSONS: Nader Tavakoli

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		6,684,334

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,684,334

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,684,334

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

**SEE ITEM 4(b).

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AMENDMENT NO. 3 TO SCHEDULE 13G
     This Amendment No. 3 to Schedule 13G is being filed on behalf of EagleRock Capital Management, L.L.C., a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of common stock, par value $.001 (the “Common Stock”), of Surebeam Corporation, a Delaware corporation (the “Issuer”), purchased by Mr. Nader Tavakoli, individually, and EagleRock for the account of EagleRock Master Fund, L.P., a Cayman Islands limited partnership (“EagleRock Master Fund”), and EagleRock Institutional Partners LP, a Delaware limited partnership (“ERIP”).
     The initial Schedule 13G was previously filed on behalf of Mariel Capital Management, L.L.C., a Delaware limited liability company (an affiliate of EagleRock and Mr. Tavakoli) which served as agent and attorney-in-fact of the EagleRock Master Fund and Mr. Tavakoli, on February 17, 2004. EagleRock acts as investment manager to EagleRock Master Fund and ERIP, and Mr. Tavakoli, as manager of EagleRock, controls the investment decisions of EagleRock.

Item 4	Ownership.

Item 4 is hereby amended and restated as follows:

	(a)	EagleRock is the beneficial owner of 6,684,334 shares of Common Stock, and Mr. Tavakoli is the beneficial owner of 6,684,334 shares of Common Stock.

	(b)	EagleRock is the beneficial owner of 8.9%, and Mr. Tavakoli is the beneficial owner of 8.9% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by each reporting person by 75,388,332 the number of shares of Common Stock issued and outstanding as of May 9, 2003, as reported in the Issuer’s quarterly report on Form 10-Q filed May 15, 2003.

	(c)	EagleRock, as the investment manager of EagleRock Master Fund and ERIP, has the sole power to vote and dispose of the 6,684,334 shares of Common Stock held by EagleRock Master Fund and ERIP. As the principal of EagleRock, Mr. Tavakoli may direct the vote and disposition of the 6,684,334 shares of Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that EagleRock or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 6,684,334 shares of Common Stock owned by EagleRock Master Fund or

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ERIP. Pursuant to Rule 13d-4, each of EagleRock and Mr. Tavakoli disclaims all such beneficial ownership.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature Page Follows]

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 14, 2006

EagleRock Capital Management, L.L.C.

By:	/s/ Nader Tavakoli

Nader Tavakoli, Managing Member

/s/ Nader Tavakoli

Nader Tavakoli

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